Exhibit 9.1

April 27, 2017

Dear VidAngel Stockholders,

The Constitution states that copyright law exists to “promote the Progress of Science and useful Arts.” I recently attended a forum where an aspiring law student explained that in this clause, “Science” refers to patent law and “Arts” means copyright law.

David Quinto, the VidAngel attorney who served as The Oscars’ attorney for 30 years, leaned over and whispered, “That’s totally incorrect. In the historical and textual context, ‘Science’ referred to the science of writing and ‘Arts’ referred to the art of inventing.”

I was floored that such a seemingly simple clause could be misinterpreted so drastically. Yet Disney misinterprets the same clause, with more serious consequences.

The Constitution makes clear that copyright law should benefit the copyright holder, in order to benefit the public. Yet Disney wants copyright law to benefit them, while harming the public. By continually opposing filtering, Disney is pursuing its own agenda while harming the millions of American families wishing to filter objectionable content.

As proven in the record before the Court, filtering increases the reach of artistic expression to larger audiences and therefore promotes the “Progress of Science and useful Arts”. Excluding the filtering audience through limitations placed on devices, platforms, contracts, or other means, contorts the reading of the law away from its original intent.

That is why we believe Disney will ultimately lose and VidAngel will prevail.

Ever since the December Preliminary Injunction ruling, we have poured our efforts into the following four battle fronts:

1.	Appealing the ruling
2.	Seeking a legislative clarification
3.	Building better filtering technology
4.	Creating family-friendly, original content

I would like to update you on these four ways we can win.

Appealing the ruling

In our legal battle, we will argue our case against the preliminary injunction before three judges on the 9th Circuit the morning of June 8, 2017 (Half a dozen matters will be argued that morning; our argument is the last on the Court’s calendar, perhaps to allow the Judges extra time to ask their questions).  You can read the briefs for and against here.

"According to the Studios, the relevant public interest is in 'upholding copyright protections.' The Studios have confused themselves with the public. The actual public has no interest in seeing America’s only commercially and technologically viable filtering company destroyed through an unnecessary preliminary injunction. The legal questions in this case are as complex and novel as they are important. If the Studios prevail, they will be entitled to damages. If VidAngel prevails, they will not. In either case, there will be a final judgment that 'upholds copyright protections.'"

Disney Enterprises, Inc. v. VidAngel, Inc. 9th Circuit Oral Arguments
June 8, 2017, at 9:00 a.m. PDT
The Richard H. Chambers U.S. Court of Appeals
Courtroom 2
125 S. Grand Ave, Pasadena, CA 91105

Following the June 8th oral arguments, on Tuesday, June 13, 2017, I will hold a special Q&A for the press, VidAngel investors, and customers.

Q&A with VidAngel’s CEO
June 13, 2017, at 7:00 p.m. MDT
295 W Center Street
Provo, UT 84601

Please get tickets in advance here: http://blog.vidangel.com/9th

Livestream will be available for Q&A event at Facebook.com/VidAngel

Seeking a legislative clarification

Within days after VidAngel shut down, members of Congress reached out to ask what they could do to help solve the problem. The studios sent hordes of lobbyists to stop us.

VidAngel has provided its service in strict compliance with the Family Movie Act of 2005 (the “FMA”). Hence, we don’t believe the FMA needs to be changed for VidAngel to prevail in the appellate courts. But because the studios have argued that it is open to interpretation, we are pursuing a multi-faceted approach by fighting them in court while also asking Congress to pass a clarifying amendment to the FMA.

We built savefiltering.vidangel.com and created two videos to let fans and supporters know how they can reach out to their representatives and senators. Over 1.5 million views later, we have the support of the Judiciary Committees in Congress. In fact, members of Congress plan to introduce legislation in the next few weeks to clarify the Family Movie Act (FMA). We have a video ready to release as soon as a bill number is assigned.

We have partnered with ClearPlay’s former CEO, Bill Aho, who led the battle to enact the FMA in 2005. He has formed the Protect Family Rights Coalition to urge Congress to update the FMA to protect families.

Clarifying the FMA will achieve two objectives:

1.	Stop the lawsuit. A legislative clarification could potentially stop the lawsuit immediately, restoring your ability to filter Disney and allies’ movies in your home on your favorite devices.
2.
Conduct defense through offense. Your voices are preventing high powered studio lobbyists from making detrimental changes to the FMA that would effectively prevent families from filtering conveniently or on modern devices

We will send our investors a support video as soon as a bill number is assigned so that we can all build support in Washington for a legislative clarification.

Building better filtering technology

We have listened to all the feedback you gave us concerning our existing filtering technology.  During our business hiatus caused by the injunction, we’ve been hard at work building and testing huge improvements to our platform. We’re preparing an even better technology for VidAngel’s return. Our improvements reflect your feedback:

•	More expansive content library
•	More precise filtering (meaning you won’t have to miss any extra words or frames because of a given filter)
•	Better interface and pricing for television programs (so you don’t have to buy a single episode for $20, or struggle to search for TV shows)
•	Faster publishing (you’ll be able to see the latest TV episodes sooner)

We know that the last few months have been excruciating:

We know you miss VidAngel. And when we’re back on our feet, we plan to have an even better product than the one you remember.

Creating family-friendly, original content

While of course we want our great filtering technology back, VidAngel is excited to be working on our first wave of family-friendly, original content. We announced VidAngel Studios back in December 2016 and have begun creating original content with an array of talented creators.
We’re happy to announce the release of the Dry Bar Comedy series: dozens of gut-busting specials available only on the VidAngel app. We hope you’ll laugh with us while we litigate :)

“I’ve watched every special on VidAngel and Netflix. VidAngel’s better.” – Comedian
“[Clean] is definitely superior.” – Jerry Seinfeld

We are also publishing two VidAngel Exclusive Movies, The Last Descent and Life on Bitcoin. And finally, our first theatrical release, Tim Timmerman, is the highest rated film ever produced in Utah and opened #2 in Utah behind Logan.

We have not yet officially launched VidAngel content. But we’re giving you an exclusive early look at our new content so you can provide feedback concerning any potential issues with our first titles. You’re welcome to share the specials with friends, but we will not promote them until we’re sure that everything works properly.

Why is VidAngel making its own content?

Your filtering data gives VidAngel deep insights into the type of content you’re looking for. We aim to create family-friendly content based on that feedback. We’ve been thrilled to watch talented creators rise to that challenge.

For example, one of our comedians from Dry Bar Comedy previewed his special and asked that we remove a swear word before publishing the final cut. He said, “I worked really hard to create a family-friendly show and I didn’t even know that I said that.” We were taken aback by this unsolicited request from a club comedian.

What’s fascinating is that we didn’t push for him to change his show, or encourage him not to swear. We simply offered him a contract that rewards him each time his special is viewed without filtering.  He used that knowledge in bending over backwards to serve the audience.

His story is not unique. We’ve had over 52 comedians visit from L.A., New York, Canada, Seattle, Texas, Tennessee, and other parts of North America. They’re adjusting their comedy sets to give you, the VidAngel audience, what you want. And you have the chance to give them feedback via your tips and filter selections.

That’s what we envision for VidAngel Studios: family-friendly content guided by your feedback as viewers.

Conclusion

We do not know precisely how we’ll prevail in this battle – it could be in the lawsuit or on Capitol Hill or by some other means. But when we do, we hope that our new technology and original content will help change how media is consumed and how artists serve their audiences.

In the meantime, and to recap, we are:

1.	Appealing the ruling (we believe we will ultimately prevail in the lawsuit)
2.	Seeking a legislative clarification (while not necessary to win, a clarification of the Family Movie Act of 2005 could end the lawsuit early and conducts defense through offense in Washington)
3.	Building better filtering technology (for when VidAngel is back)
4.	Creating family-friendly, original content (VidAngel Studios is helping you and others laugh while we litigate)

The outcome of this battle will ultimately better promote the “Progress of Science and useful Arts” and nudge the movie industry back to what the framers of the Constitution intended with respect to Copyright.

Onward,
Neal Harmon
Chief Executive Officer
VidAngel, Inc.